September 28, 2007
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. Mail Stop 6010
Washington, D.C. 20549
Attention:	Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant Mr. Frank Wyman, Staff Accountant Mr. Don Abbott, Senior Staff Accountant
Re:	Fairfax Financial Holdings Limited (“Fairfax”) Form 40-F for fiscal year ended December 31, 2006 File No. 1-31556
Dear Sirs/Mesdames:
We hereby acknowledge receipt of the comment letter dated September 19, 2007 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”). We submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-faced type below, followed by Fairfax’s responses. The responses to each of the comments are set forth in numbered paragraphs that correspond to the numbers of the Staff comments. Page number references herein refer to the page numbers of the Annual Report appearing as Exhibits 2, 3 and 4 of the Form 40-F, unless otherwise noted. Terms used but not defined herein have the meanings set forth in the Form 40-F. Shaded text reflects proposed changes from the disclosure in the Form 40-F as filed. Fairfax (sometimes herein called “the Company”) intends to include such revised disclosure with respect to financial periods covered by its Form 40-F, as applicable, beginning with the Company’s Annual Report Form 40-F for the year ending December 31, 2007.
Form 40-F for fiscal year ended December 31, 2006
Off-Balance Sheet Arrangements
1.	You state that off-balance sheet arrangements are described in Notes 4, 13 and 15 to your consolidated financial statements. However, these disclosures do not appear to provide all of the information specified in General Instruction B (11). In particular, you appear to omit discussion of triggering events that could cause obligations or liabilities related to off-balance sheet arrangements to arise and known trends or uncertainties that are reasonably likely to result in a material reduction in the availability of off-balance sheet arrangements to you. Please provide information required by General Instruction B (11) in a disclosure-type format or explain to us the factors that you considered in concluding that the existing disclosure in Notes 4, 13 and 15 is adequate.

Response 1: Our Form 40-F for the fiscal year ended December 31, 2006 refers the reader to Notes 4, 13 and 15 for disclosure of off-balance sheet arrangements. We recognize that certain of these disclosures relate to arrangements that are more aptly described as contingencies and not off-balance sheet arrangements. However, in order to make the arrangements clear to the reader of the financial statements, we felt it was appropriate to describe them in part under the heading of off-balance sheet arrangements. In the interests of greater clarity, we will review our disclosure to make the distinction clearer between contingencies and off-balance sheet arrangements in future filings. The following is a discussion of the factors we considered in concluding that in each case our existing disclosure is adequate and in compliance with General Instruction B(11):

Note 4: “...the company’s subsidiaries have pledged cash and investments of $2.2 billion inclusive of trust funds and regulatory deposits as security for their own obligations to pay claims or make premium payments (these pledges are either direct or to support letters of credit). These pledges are in the normal course of business and are generally released when the payment obligation is fulfilled.”

Under insurance regulatory regimes, insurers, especially when not resident in the jurisdiction of the insured, are often required to provide security for their payment obligations to the insured. The security can be given directly (by a pledge of assets or the establishment of assets in trust), or by means of a letter of credit issued at the request of the insurer by a bank; in this latter case, the insurer regularly provides security directly (as described above) to the issuer of the letter of credit. The issuer of a letter of credit typically has an off-balance sheet obligation or arrangement, but as noted above, neither Fairfax nor its subsidiaries are the issuer of the letters of credit involved, so they do not have an off-balance sheet obligation or arrangement.

The Company has recorded the amounts payable to third party insureds in its claims liabilities balance (in the case of unpaid losses) or in its accounts payable balance (in the case of paid losses). In the event that the Company fails to pay a third party insured, that third party has the ability to collect from the bank that issued the letter of credit. This would not result in any additional liability to the Company, as in such an instance the claims liability formerly due to the third party would now become payable to the bank that issued the letter of credit.

Consequently, the items referred to in this disclosure do not meet the definition of an off-balance sheet arrangement as defined in General Instruction B(11). All obligations and assets referred to in this disclosure are recorded in the consolidated balance sheet. No additional contingent obligations, liabilities or assets are expected to arise as a result of these arrangements.

Note 13: The disclosures in Note 13 under the headings SEC Subpoenas and Lawsuits are intended to draw the financial statement reader’s attention to certain contingent liabilities or obligations that could arise in the future; these are not off-balance sheet arrangements as contemplated by General Instruction B(11). We believe the materiality of the potential outcome of these events and the triggering events or circumstances that could cause them to arise are fairly described in the following existing disclosures in Note 13:

SEC Subpoenas: “At the present time the Company cannot predict the outcome from these continuing inquiries or the ultimate effect on its business, operations or financial condition, which effect could be material and adverse. The financial cost to the Company to address these matters has been and is likely to continue to be significant. The Company expects that these matters will continue to require significant management attention, which could divert management’s attention away from the Company’s business. In addition, the Company could be materially adversely affected by negative publicity related to these inquiries or any similar proceedings.”

Lawsuits: “The ultimate outcome of any litigation is uncertain and should the consolidated lawsuit be successful, the defendants may be subject to an award of significant damages, which could have a material adverse effect on Fairfax’s business, results of operations and financial condition. The consolidated lawsuit may require significant management attention, which could divert management’s attention away from the Company’s business. In addition, the Company could be materially adversely affected by negative publicity related to this lawsuit. Any of the possible consequences noted above, or the perception that any of them could occur, could have an adverse effect upon the market price for the Company’s securities.”

Under the heading of Other, we include disclosure describing an arrangement whereby Odyssey America (a consolidated subsidiary) pledges certain of its assets on behalf of Advent (an equity accounted affiliate) to support a portion of Advent’s underwriting capacity at Lloyd’s. We believe that our disclosure of this off-balance sheet guarantee, which indicates that in the event that Advent’s financial resources were unable to support its underwriting at Lloyd’s it could trigger the forfeiture of a portion or all of Odyssey America’s assets pledged in support of those underwritings, is consistent with the requirements of General Instruction B(11). We refer to the following disclosure: “The Company believes that the financial resources of Advent provide adequate protection to support its liabilities in the ordinary course of business.” However, in the interests of greater clarity, in future filings we will provide additional disclosure to state that in the event that Advent’s financial resources were unable to support Advent’s underwritings at Lloyd’s, such an event could trigger the forfeiture of a portion or all of Odyssey America’s pledged assets.

Also under the heading of Other, we disclose that “Fairfax (the ultimate parent company) has provided a letter of support to Cunningham Lindsey (a consolidated subsidiary) with respect to the repayment of this credit facility ($62.5 million).” We do not believe that this arrangement is an off-balance sheet arrangement pursuant to General Instruction B(11)(ii) which defines off-balance sheet arrangements as “any transaction, agreement or other contractual arrangement (in this case a guarantee) to which an entity unconsolidated with the registrant is a party...” Since the registrant (Fairfax) consolidates Cunningham Lindsey, this guarantee does not represent an off-balance sheet arrangement to the consolidated group. However, we believe that this disclosure is appropriate as it helps the financial statement reader assess the potential obligations of Fairfax (the ultimate parent company) and implications to holding company cash, short term investments and marketable securities in the event of a default by Cunningham Lindsey.

Also under the heading of Other, we disclose that “The Company under certain circumstances may be obligated to assume loans to officers and directors of the Company and its subsidiaries from Canadian chartered banks totaling $8.5 million for which 196,586 subordinate voting shares of the Company with a year-end market value of $39.1 million have been pledged as security by the borrowers.” We believe that our disclosure of this off-balance sheet guarantee is adequate as it discloses that if the Company were obligated to assume the described loans, as a result of a default by any or all of the officers or directors on their loans or otherwise, more than sufficient security existed at the end of 2006, on the basis of the market value of the collateral, to relieve the Company of any financial liability for its described obligation.

The final paragraph under the heading of Other is a description of the Company’s restricted stock plans which do not result in any off-balance sheet arrangements.

Note 15 is a description of normal course operating leases with the required future minimum lease payment detail; these are not off-balance sheet arrangements as contemplated by General Instruction B(11). None of the operating leases referred to in this disclosure contain any unusual features which would create obligations or liabilities at the termination date of the lease (for example, a bargain purchase option).
Exhibit 2 — Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 20 US GAAP Reconciliation, page 52
2.	Consistent with CICA Accounting Guideline AcG-3 (paragraph 15), describe your “corporate policies with respect to limits of coverage, reinsurance, net retentions and similar information.” Ensure that the principal terms of your ceded reinsurance contracts are adequately described so that an investor would be able to adequately assess the extent of your net exposure to claims risk.

Describe and quantify any limitations in these contracts on your ability to cede losses in the future on a basis consistent with historical results.

Response 2: We understand that these are desirable disclosures and are not required, but we will amend our disclosure to provide greater clarity in future filings by including additional detail in the first paragraph of Note 7, which describes our policy with respect to reinsurance, in the form set out below (subject to subsequent factual changes):

The Company follows the policy of underwriting and reinsuring contracts of insurance and reinsurance which, depending on the type of contract, generally limits the liability of the individual insurance and reinsurance subsidiaries to a maximum amount on any one loss of $15.0 million for OdysseyRe, $5.0 million (excluding workers’ compensation) for Crum & Forster and $3.8 million for Northbridge. Reinsurance decisions are made by the subsidiaries to reduce and spread the risk of loss on insurance and reinsurance written, to limit multiple claims arising from a single occurrence and to protect capital resources. The amount of reinsurance purchased can vary among subsidiaries depending on the lines of business written, their respective capital resources and prevailing or expected market conditions. Reinsurance is generally placed on an excess of loss basis and written in several layers, the purpose of which is to limit the amount of one risk to a maximum amount acceptable to the subsidiary and protect from losses on multiple risks arising from a single occurrence. This type of reinsurance includes what is generally referred to as catastrophe reinsurance. The Company’s reinsurance does not, however, relieve the Company of its primary obligation to the policy holder.

The majority of reinsurance contracts purchased by the Company provide coverage for a one year term and are negotiated annually. The ability of the Company to obtain reinsurance on terms and prices consistent with historical results reflects, among other factors, recent loss experience of the Company and of the industry in general. The Company does not expect that there will be significant changes in prices or terms and conditions in the near future. If a major loss were to occur (for example, of the magnitude of 2005’s Hurricane Katrina) or if the performance of the industry were to deteriorate, the cost for reinsurance could change significantly. If that were to occur, each subsidiary would evaluate the relative costs and benefits of accepting more risk on a net basis, reducing exposure on a direct basis or paying additional premiums for reinsurance.

Historically the Company has purchased, or has negotiated as part of the purchase of a subsidiary, adverse development covers as protection from adverse development on prior years’ reserves. In the past, significant amounts of reserve development have been ceded to these reinsurance treaties. The majority of these treaties have been commuted, are at limit, or are nearing limit, so that going forward, if further adverse reserve development originally protected by these covers were to occur, little if any would be ceded to reinsurers.

3.	On page 53, you state that under Canadian GAAP recoveries on stop loss reinsurance treaties are recorded at the same time as the claims are ceded, while under US GAAP, consistent with accounting for retroactive reinsurance under SFAS 113, the excess of ceded liabilities over premium paid is recorded as deferred gain. Guideline D-7 issued by the Superintendent of Financial Institutions appears to indicate Canadian GAAP accounting model for reinsurance of short term insurance contracts follows the requirements of SFAS 113, in particular the deferral of the excess of reinsured liabilities under retroactive reinsurance over cash paid. Explain more specifically the methods and key assumptions used to account for your reinsurance arrangements on both a Canadian and a US GAAP basis, particularly the factors that you considered in not applying the provisions of Guideline D-7.

Response 3: In 1999, Fairfax obtained a significant ($1 billion) reinsurance cover (the “Swiss Re Cover”). Prior to Fairfax’s entering into this cover, management spent considerable time researching the appropriate accounting treatment of this contract for both Canadian and US GAAP reporting, and advice on the accounting treatment was sought from our auditors, PricewaterhouseCoopers LLP (“PwC”). PwC concurred with management’s conclusions. PwC’s conclusions were formally documented in an accounting opinion letter issued in June 2000.

The methods and key assumptions used to account for the above-mentioned cover and Fairfax’s other stop loss reinsurance treaties were as set out in the three following paragraphs.

Canadian GAAP has limited specific written authority on insurance accounting in general and little with respect to reinsurance in particular. After a review of existing accounting standards on this matter in both the US and UK, it was concluded that the appropriate accounting treatment for such reinsurance contracts under Canadian GAAP was to rely on fundamental principles, including particularly with respect to the matching of revenues and expenses, the definition of an asset, and revenue recognition.

On this basis, under Canadian GAAP it was concluded that premiums payable should be recorded as “premium ceded” at the same time as the underlying claims in the balance sheet were increased as a result of the adverse development. With an increase in gross outstanding claims covered by the reinsurance contract, a reinsurance recoverable would be recorded on the balance sheet and a corresponding insurance recovery would be reflected as a reduction in incurred losses in the income statement.

For purposes of US GAAP, these reinsurance contracts met the definition of retroactive reinsurance contracts as they protected the Company from adverse development on claims which were incurred prior to entering into the reinsurance agreement. As a result, for purposes of Fairfax’s US GAAP reconciliation, deferred gains were recorded which were then amortized to earnings based on the payout patterns of the claims.

In considering Guideline D-7, both management and PwC concluded that (i) as Fairfax itself was not an insurance company, Fairfax was not subject to guidelines issued by the Office of the Superintendent of Financial Institutions (“OSFI”); (ii) OSFI was not part of the accounting standard setting body and as such its guidelines were not considered to be GAAP; and (iii) the purpose of OSFI guidelines was specifically to provide guidance on the application and implementation of accounting standards by Canadian regulated insurance companies (a group which did not include Fairfax). As a result, the factors described in the preceding paragraphs were, and Guideline D-7 was not, applied by Fairfax in preparing its Canadian GAAP financial statements. We might note that during the summer of 2003, the Ontario Securities Commission (“OSC”), in reviewing a prospectus for a public offering of securities filed by Fairfax, asked the same question regarding the applicability of Guideline D-7, and that after our explanation of the foregoing, the OSC had no further questions and subsequently issued a receipt for the prospectus.

4.	On page 132, you state that the Company’s profitability is affected by cost of reinsurance, which appears to be significant, given the magnitude of amounts recoverable from reinsurers at December 31, 2006. Quantify the cost of reinsurance and the factors that caused variations in this cost on a US GAAP basis for each period presented.

Response 4: In future Annual Reports, we will provide additional disclosure as follows (subject to subsequent factual changes):

Although the magnitude of the Company’s reinsurance recoverable balance is significant, this is primarily the result of past acquisitions of companies that relied heavily on reinsurance and greater reliance on reinsurance in prior years, and is not necessarily indicative of the extent that the Company has utilized reinsurance more recently. The credit risk associated with these older reinsurance recoverable balances is addressed on page 131 of the Annual Report.

The availability and cost of reinsurance related to the ongoing business being written by the Company’s subsidiaries will generally reflect the recent loss experience of the Company and of the industry in general. For example, the significant hurricane losses in 2004 and 2005 caused the prices for catastrophe reinsurance protection in Florida to increase significantly in 2006. However, rather than the Company incurring increased costs of reinsurance as a result of purchasing more reinsurance or as a result of these higher rates, in the following year the Company elected to decrease its direct catastrophe exposure in that area, therefore requiring less catastrophe reinsurance.

The cost of reinsurance for the periods presented is disclosed in Note 7 on page 37, and the adjustments to record recoveries on retroactive reinsurance in accordance with US GAAP for the periods presented are disclosed in Note 20 on page 54. Fairfax’s ceded premiums (effectively reflecting the amount of reinsurance purchased and the rates) decreased in 2006 to $747.2 million from $860.1 million in 2005 and $862.7 million in 2004. The decrease in the ceded premium between 2006 and 2005 resulted primarily from the reduction in the amount of catastrophe reinsurance purchased in 2006, offset somewhat by the impact of increases in the rates paid for reinsurance other than catastrophe reinsurance purchased in 2006. Excluding reinstatement premiums paid in 2005 and 2004 on the Company’s catastrophe protection, the change in the ceded premium between 2005 and 2004 was essentially insignificant. Ceded claims incurred in 2006 of ($98.0) million (including ($412.6) million related to the Swiss Re commutation) decreased from $1,522.9 million in 2005 and $1,166.9 million in 2004. Higher ceded claims incurred in 2005 and 2004 were primarily attributable to hurricane losses. Adjustments to record recoveries on retroactive reinsurance in accordance with US GAAP were $465.8 million in 2006 (including $429.9 million related to the Swiss Re commutation), $169.8 million in 2005 (including $88.7 million related to a reinsurance commutation) and ($15.1) million in 2004 (where under certain reinsurance treaties, claims ceded under Canadian GAAP in excess of premiums paid, were reversed for US GAAP reporting). The preceding analysis ignores the impact of reinsurance commission and bad debt expense.
5.	Please tell us why your provision for uncollectible reinsurance is the same amount under both Canadian and US GAAP and did not change between 2005 and 2006 despite your $1 billion commutation of the Swiss Re corporate insurance cover.

Response 5: For purposes of Canadian and US GAAP there are no accounting differences that should arise in the assessment of the collectibility of reinsurance recoverables. As a result any provisions recorded for Canadian GAAP are the same as those recorded for US GAAP.

No portion of the $1 billion recoverable under the Swiss Re Cover ever formed part of a provision for uncollectible reinsurance — that recoverable was always regarded as fully collectible — and the commutation of the Swiss Re Cover therefore did not impact the Company’s provision for uncollectible reinsurance. All of Fairfax’s subsidiaries’ individual provisions for uncollectible reinsurance (which, as noted, included no provision with respect to the Swiss Re Cover), when aggregated at the consolidated level, coincidentally resulted in an almost identical consolidated provision in both 2005 and 2006.

6.	On page 36, you describe the accounting effect of the Swiss Re commutation as a “non-cash pre-tax and after-tax charge of $412.6 million...a $1 billion decrease in the balance recoverable from reinsurers and a $587.4 decrease in funds withheld payable to reinsurers.” You also show this $587.4 million amount as “proceeds from the Swiss Re commutation” that increased unpaid claim liabilities. Also, you state elsewhere that the Swiss Re commutation produced

“approximately $585 million cash proceeds.” Please provide us in disclosure-type format a description of your US GAAP accounting for the Swiss Re commutations that explains your accounting for this transaction and all accounts affected.

Response 6: Under US GAAP, the commutation of the Swiss Re Cover resulted in a $1 billion decrease in reinsurance recoverables, and reductions of $587.4 million and $429.3 million in the funds withheld payable to reinsurers and deferred gains (reported on the balance sheet in accounts payable and accrued liabilities) respectively. There was no change in gross claims liabilities since the net claims liabilities were increased by $1 billion and the reinsurance gross-up was decreased by $1 billion. The $1 billion net increase in claims liabilities was shown in the table in Note 5 on page 36 outlining the changes in claims liabilities as proceeds on Swiss Re commutation of $587.4 million and the loss on commutation of $412.6 million. Under US GAAP, the release of the $429.3 million deferred gain balance net of the Canadian GAAP commutation loss of $412.6 million resulted in a reduction in incurred losses of $16.7 million and an increase in the provision for income taxes of $28.1 million, which resulted in a decrease in US GAAP net earnings for the year ended December 31, 2006 of $11.4 million or $0.64 per share.

At the consolidated group level, this commutation was a cash-neutral transaction as the Swiss Re Cover had been on a funds withheld basis (i.e., funds had been withheld by the Company for credit against Swiss Re’s payment obligations, and accordingly had been held in trust for but not paid to Swiss Re) and the commutation transaction provided for the cash held in trust to be released for general operating purposes. The comment in the Chairman’s message of “approximately $585 million cash proceeds” referred to the release of the cash funds withheld, from the trust in which they had been held, to the Fairfax subsidiary which had been the beneficiary of the Swiss Re Cover and which as a result of the commutation could use that cash in its operations.
* * * * * * * * * * * * * * * *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 40-F; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 40-F; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We confirm that we have provided a copy of the Comment Letter and of this response letter to our auditors, PricewaterhouseCoopers LLP.
We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this filing to the undersigned at (416) 367-4941 or p_rivett@fairfax.ca.
Yours very truly,
/s/  Paul Rivett
Paul Rivett
Vice President and Chief Legal Officer
cc:	V. Prem Watsa, Chairman and Chief Executive Officer, Fairfax Financial Holdings Limited

Bill McFarland, National Managing Partner Canada PricewaterhouseCoopers LLP